May 13, 2021

Filed pursuant to Rule 433

Registration No: 333-230098

Final Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated May 13, 2021 to the Prospectus dated April 11, 2019 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 4.625% Non-Cumulative Preferred Stock, Series LL

Size:	74,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $25 per Depositary Share)

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	May 13, 2021

Settlement Date:	May 20, 2021 (DTC) (T + 5)

Dividend Rate (Non-Cumulative):	4.625% per annum

Dividend Payment Dates:	Each March 1, June 1, September 1 and December 1, beginning on September 1, 2021, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	On any Dividend Payment Date on or after June 1, 2026, in whole at any time or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the Preliminary Prospectus Supplement) in whole but not in part, at a redemption price equal to 100% of the liquidation preference (equivalent to $25 per Depositary Share) plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange.

Public Offering Price:	$25 per Depositary Share

Underwriting Commissions relating to Depositary Shares(1):	$58,275,000.00

Net Proceeds (Before Expenses) to Issuer relating to Depositary Shares:(1)	$1,791,725,000.00

Sole Bookrunner:	J.P. Morgan Securities LLC

Joint Lead Managers:	BofA Securities, Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Raymond James & Associates, Inc.

TD Securities (USA) LLC

CUSIP/ISIN for the Depositary Shares:	48128B549 / US48128B5497

1 The Underwriting Commissions of $0.7875 per Depositary Share will be deducted from the Public Offering Price; provided, however, that for sales to certain institutions, the Underwriting Commissions deducted will be $0.25 per Depositary Share, which will increase the proceeds to the Issuer with respect to these Depositary Shares by $5,168,600.00.

Settlement Period: The closing will occur on May 20, 2021 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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